FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 5, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management

Except as otherwise indicated by an asterisk (*), the information in the Risk and balance sheet management section on pages 118 to 171 has been reviewed by the Group's external auditor.

Key terms and acronyms used in this section are defined in the glossary of terms.

Balance sheet management

Capital
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements as capital adequacy and risk management are closely aligned. The Group's risk asset ratios calculated in accordance with Financial Services Authority (FSA) definitions are set out below.

	30 June 2011	31 March 2011	31 December 2010
Risk-weighted assets (RWAs)*	£bn	£bn	£bn

Credit risk	366.1	367.9	385.9
Counterparty risk	66.1	62.8	68.1
Market risk	58.6	69.5	80.0
Operational risk	37.9	37.9	37.1

	528.7	538.1	571.1
Benefit of Asset Protection Scheme	(95.2)	(98.4)	(105.6)

	433.5	439.7	465.5

Risk asset ratio*	%	%	%

Core Tier 1	11.1	11.2	10.7
Tier 1	13.5	13.5	12.9
Total	14.4	14.5	14.0

Key points*
•	Credit and counterparty risk RWAs increased by £1.5 billion in Q2 2011 principally driven by a change in risk parameters and business movements.

•	Market risk RWAs decreased by £10.9 billion in Q2 2011 reflecting de-risking of the Non-Core portfolio and a reduction in trading VaR in both GBM and Non-Core.

•	The APS benefit decreased by £3.2 billion, reflecting asset reductions, partially offset by adverse changes in risk parameters principally related to Ireland.

•	The Core Tier 1 ratio remained strong at 11.1%.

* not reviewed

Risk and balance sheet management (continued)

Balance sheet management: Capital(continued)

The Group's capital resources in accordance with FSA definitions were as follows:

	30 June 2011	31 March 2011	31 December 2010
Composition of regulatory capital	£m	£m	£m

Tier 1
Ordinary and B shareholders' equity	70,000	69,332	70,388
Non-controlling interests	1,498	1,710	1,719
Adjustments for:
- goodwill and other intangible assets - continuing businesses	(14,592)	(14,409)	(14,448)
- unrealised losses on available-for-sale (AFS) debt securities	1,103	2,125	2,061
- reserves arising on revaluation of property and unrealised gains on AFS equities	(76)	(62)	(25)
- reallocation of preference shares and innovative securities	(548)	(548)	(548)
- other regulatory adjustments*	(1,014)	(379)	(1,097)
Less excess of expected losses over provisions net of tax	(2,156)	(2,385)	(1,900)
Less securitisation positions	(2,404)	(2,410)	(2,321)
Less APS first loss	(3,810)	(3,936)	(4,225)

Core Tier 1 capital	48,001	49,038	49,604
Preference shares	5,372	5,380	5,410
Innovative Tier 1 securities	4,564	4,561	4,662
Tax on the excess of expected losses over provisions	777	860	758
Less material holdings	(327)	(291)	(310)

Total Tier 1 capital	58,387	59,548	60,124

Tier 2
Reserves arising on revaluation of property and unrealised gains on AFS equities	76	62	25
Collective impairment provisions	715	750	778
Perpetual subordinated debt	1,858	1,845	1,852
Term subordinated debt	15,697	16,334	16,745
Non-controlling and other interests in Tier 2 capital	11	11	11
Less excess of expected losses over provisions	(2,933)	(3,245)	(2,658)
Less securitisation positions	(2,404)	(2,410)	(2,321)
Less material holdings	(327)	(291)	(310)
Less APS first loss	(3,810)	(3,936)	(4,225)

Total Tier 2 capital	8,883	9,120	9,897

Supervisory deductions
Unconsolidated investments
- RBS Insurance	(4,176)	(3,988)	(3,962)
- other investments	(354)	(330)	(318)
Other deductions	(419)	(422)	(452)

Deductions from total capital	(4,949)	(4,740)	(4,732)

Total regulatory capital	62,321	63,928	65,289

* Includes reduction for own liabilities carried at fair value	(1,112)	(863)	(1,182)

Risk and balance sheet management (continued)

Balance sheet management: Capital(continued)

Movement in Core Tier 1 capital	£m

At 1 January 2011	49,604
Attributable loss net of movement in fair value of own debt	(209)
Foreign currency reserves	(384)
Increase in capital deductions including APS first loss	(285)
Other movements	312

At 31 March 2011	49,038
Attributable loss net of movement in fair value of own debt	(1,146)
Foreign currency reserves	80
Decrease in non-controlling interests	(212)
Decrease in capital deductions including APS first loss	361
Other movements	(120)

At 30 June 2011	48,001

Risk and balance sheet management (continued)

Balance sheet management: Capital: Risk-weighted assets by division*
Risk-weighted assets by risk category and division are set out below.

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross RWAs	APS relief	Net RWAs
30 June 2011	£bn	£bn	£bn	£bn	£bn	£bn	£bn

UK Retail	42.2	-	-	7.3	49.5	(10.7)	38.8
UK Corporate	71.2	-	-	6.7	77.9	(19.3)	58.6
Wealth	10.9	-	0.1	1.9	12.9	-	12.9
Global Transaction Services	13.9	-	-	4.9	18.8	-	18.8
Ulster Bank	33.9	0.5	0.1	1.8	36.3	(7.6)	28.7
US Retail & Commercial	49.6	0.8	-	4.4	54.8	-	54.8

Retail & Commercial	221.7	1.3	0.2	27.0	250.2	(37.6)	212.6
Global Banking & Markets	51.2	31.4	40.9	15.5	139.0	(10.3)	128.7
Other	10.7	0.4	-	0.7	11.8	-	11.8

Core	283.6	33.1	41.1	43.2	401.0	(47.9)	353.1
Non-Core	79.7	33.0	17.5	(5.5)	124.7	(47.3)	77.4

Group before RFS MI	363.3	66.1	58.6	37.7	525.7	(95.2)	430.5
RFS MI	2.8	-	-	0.2	3.0	-	3.0

Group	366.1	66.1	58.6	37.9	528.7	(95.2)	433.5

31 March 2011

UK Retail	43.0	-	-	7.3	50.3	(11.4)	38.9
UK Corporate	72.6	-	-	6.7	79.3	(21.5)	57.8
Wealth	10.6	-	0.1	1.9	12.6	-	12.6
Global Transaction Services	13.3	-	-	4.9	18.2	-	18.2
Ulster Bank	29.4	0.4	0.1	1.8	31.7	(7.4)	24.3
US Retail & Commercial	48.4	0.8	-	4.4	53.6	-	53.6

Retail & Commercial	217.3	1.2	0.2	27.0	245.7	(40.3)	205.4
Global Banking & Markets	51.0	32.0	48.0	15.5	146.5	(11.1)	135.4
Other	13.3	0.5	-	0.7	14.5	-	14.5

Core	281.6	33.7	48.2	43.2	406.7	(51.4)	355.3
Non-Core	83.6	29.1	21.3	(5.5)	128.5	(47.0)	81.5

Group before RFS MI	365.2	62.8	69.5	37.7	535.2	(98.4)	436.8
RFS MI	2.7	-	-	0.2	2.9	-	2.9

Group	367.9	62.8	69.5	37.9	538.1	(98.4)	439.7

31 December 2010

UK Retail	41.7	-	-	7.1	48.8	(12.4)	36.4
UK Corporate	74.8	-	-	6.6	81.4	(22.9)	58.5
Wealth	10.4	-	0.1	2.0	12.5	-	12.5
Global Transaction Services	13.7	-	-	4.6	18.3	-	18.3
Ulster Bank	29.2	0.5	0.1	1.8	31.6	(7.9)	23.7
US Retail & Commercial	52.0	0.9	-	4.1	57.0	-	57.0

Retail & Commercial	221.8	1.4	0.2	26.2	249.6	(43.2)	206.4
Global Banking & Markets	53.5	34.5	44.7	14.2	146.9	(11.5)	135.4
Other	16.4	0.4	0.2	1.0	18.0	-	18.0

Core	291.7	36.3	45.1	41.4	414.5	(54.7)	359.8
Non-Core	91.3	31.8	34.9	(4.3)	153.7	(50.9)	102.8

Group before RFS MI	383.0	68.1	80.0	37.1	568.2	(105.6)	462.6
RFS MI	2.9	-	-	-	2.9	-	2.9

Group	385.9	68.1	80.0	37.1	571.1	(105.6)	465.5

* not reviewed

Risk and balance sheet management (continued)

Balance sheet management: Capital(continued)

Basel 2.5 and Basel III impacts*
The Basel Committee on Banking Supervision completed its review of and finalised the Basel III capital requirements for credit valuation adjustments (CVAs) with respect to counterparty risk in June 2011.  The review resulted in minor modifications to the text published in December 2010.  Indicative impacts of the major Basel 2.5 and Basel III proposals on the Group's RWAs and Core Tier 1 ratio were disclosed in our 2010 Annual Report and Accounts and these remain unchanged.  The Group continues to make progress on the mitigation actions and develop further opportunities to optimise the outcome.

On 20 July 2011, the European Commission published a preliminary version of the Capital Requirements Directive (CRD) IV to implement the Basel III agreement within the EU.  The Group is assessing the impact of CRD IV on RWAs, capital and liquidity.

Funding and liquidity risk
The Group's balance sheet composition is a function of the broad array of product offerings and diverse markets served by its Core divisions. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise liquidity transformation in normal business environments while ensuring adequate coverage of all cash requirements under extreme stress conditions.

Diversification of the Group's funding base is central to its liquidity management strategy. The Group's businesses have developed large customer franchises based on strong relationship management and high quality service. These customer franchises are strongest in the UK, US and Ireland but extend into Europe and Asia. Customer deposits provide large pools of stable funding to support the majority of the Group's lending. It is a strategic objective to improve the Group's loan to deposit ratio to 100%, or better, by 2013.

The Group also accesses professional markets funding by way of public and private debt issuances on an unsecured and secured basis. These debt issuance programmes are spread across multiple currencies and maturities to appeal to a broad range of investor types and preferences around the world. This market based funding supplements the Group's structural liquidity needs and in some cases achieves certain capital objectives.

* not reviewed

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk: funding sources (continued)

Funding sources
The table below shows the Group's primary funding sources, excluding repurchase agreements.

	30 June 2011		31 March 2011		31 December 2010
	£m	%	£m	%	£m	%

Deposits by banks
- central banks	8,156	1.1	10,679	1.5	11,612	1.6
- cash collateral	25,524	3.5	23,594	3.2	28,074	3.8
- other	37,893	5.1	29,556	4.0	26,365	3.6

	71,573	9.7	63,829	8.7	66,051	9.0

Debt securities in issue
- commercial paper	22,369	3.0	24,216	3.3	26,235	3.5
- certificates of deposits	35,305	4.8	35,967	4.9	37,855	5.1
- medium-term notes (MTNs)	132,371	17.9	130,230	17.7	131,026	17.7
- covered bonds	6,972	0.9	6,850	0.9	4,100	0.6
- securitisations	16,780	2.3	18,705	2.6	19,156	2.6

	213,797	28.9	215,968	29.4	218,372	29.5
Subordinated liabilities	26,311	3.5	26,515	3.6	27,053	3.6

Debt securities in issue and subordinated liabilities	240,108	32.4	242,483	33.0	245,425	33.1

Wholesale funding	311,681	42.1	306,312	41.7	311,476	42.1

Customer deposits
- cash collateral	11,166	1.5	8,673	1.2	10,433	1.4
- other	417,537	56.4	419,801	57.1	418,166	56.5

Total customer deposits	428,703	57.9	428,474	58.3	428,599	57.9

Total funding	740,384	100.0	734,786	100.0	740,075	100.0

	30 June 2011	31 March 2011	31 December 2010
	£bn	£bn	£bn

Short-term wholesale funding	173.5	166.3	157.5
Of which - bank deposits	67.0	60.3	62.5
- other	106.5	106.0	95.0

Short-term wholesale funding excluding derivative collateral	148.0	142.7	129.4
Of which - bank deposits	41.5	36.7	34.4
- other	106.5	106.0	95.0

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk: funding sources (continued)

Key points
•	Customer deposits remained stable in absolute terms at £428.7 billion and as a proportion of total funding at 58%.

•
The proportion of funding from customer deposits, excluding cash collateral, remained broadly stable at 56.4% at 30 June 2011 compared with 31 December 2010 and reduced slightly from 57.1% at 31 March 2011 reflecting a net £5.4 billion increase in wholesale funding in Q2 2011.

•
Short-term wholesale funding excluding derivative collateral and bank deposits increased from £95.0 billion at 31 December 2010 to £106.0 billion at 31 March 2011 and increased marginally to £106.5 billion at 30 June 2011. The £11.0 billion increase in the first quarter of 2011 was primarily due to the inclusion of MTNs issued under the Credit Guarantee Scheme (CGS) maturing through to Q2 2012.

•
Short-term wholesale funding excluding derivative collateral increased from £129.4 billion at 31 December 2010 to £142.7 billion at 31 March 2011 and £148.0 billion at 30 June 2011, due primarily to the inclusion of CGS MTNs as discussed above.

The table below shows the Group's debt securities in issue and subordinated liabilities by remaining maturity.
	Debt securities in issue
	CP and CDs	MTNs	Covered bonds	Securitisations	Total	Subordinated liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	%

30 June 2011
Less than 1 year	56,868	49,174	-	43	106,085	399	106,484	44.3
1-3 years	788	33,366	1,114	18	35,286	1,962	37,248	15.6
3-5 years	13	19,028	3,154	33	22,228	8,316	30,544	12.7
More than 5 years	5	30,803	2,704	16,686	50,198	15,634	65,832	27.4

	57,674	132,371	6,972	16,780	213,797	26,311	240,108	100.0

31 March 2011
Less than 1 year	59,533	45,530	-	105	105,168	826	105,994	43.7
1-3 years	634	34,046	1,105	16	35,801	2,247	38,048	15.7
3-5 years	11	22,242	1,326	34	23,613	7,217	30,830	12.7
More than 5 years	5	28,412	4,419	18,550	51,386	16,225	67,611	27.9

	60,183	130,230	6,850	18,705	215,968	26,515	242,483	100.0

31 December 2010
Less than 1 year	63,371	30,589	-	88	94,048	964	95,012	38.7
1-3 years	702	47,357	1,078	12	49,149	754	49,903	20.3
3-5 years	12	21,466	1,294	34	22,806	8,476	31,282	12.8
More than 5 years	5	31,614	1,728	19,022	52,369	16,859	69,228	28.2

	64,090	131,026	4,100	19,156	218,372	27,053	245,425	100.0

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk: funding sources (continued)

Long-term debt issuances
The table below shows debt securities issued by the Group with an original maturity of one year or more. The Group also executes other long-term funding arrangements (predominately term repos) which are not reflected in the following tables.

			Half year ended 30 June 2011			Half year ended 30 June 2010
	Quarter ended			Quarter ended
	30 June 2011	31 March 2011		30 June 2010	31 March 2010
	£m	£m	£m	£m	£m	£m

Public
- unsecured	1,808	3,277	5,085	1,882	3,976	5,858
- secured	2,211	2,652	4,863	1,030	-	1,030
Private
- unsecured	3,997	4,251	8,248	2,370	4,158	6,528

Gross issuance	8,016	10,180	18,196	5,282	8,134	13,416

The table below shows the original maturity of public long-term debt securities issued in the half years ended 30 June 2011 and 2010.

	2-3 years	3-4 years	5-10 years	> 10 years	Total
Half year ended 30 June 2011	£m	£m	£m	£m	£m

MTNs	904	1,407	1,839	935	5,085
Covered bonds	-	-	2,652	-	2,652
Securitisations	-	-	-	2,211	2,211

	904	1,407	4,491	3,146	9,948

% of total	9%	14%	45%	32%	100%

Half year ended 30 June 2010

MTNs	-	260	3,828	1,770	5,858
Covered bonds	-	1,030	-	-	1,030

	-	1,290	3,828	1,770	6,888

% of total	-	19%	55%	26%	100%

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk: funding sources (continued)

The table below shows the currency breakdown of public and private long-term debt securities issued in the half years ended 30 June 2011 and 2010.

	GBP	EUR	USD	AUD	Other	Total
Half year ended 30 June 2011	£m	£m	£m	£m	£m	£m

Public
- MTNs	-	1,808	2,181	1,096	-	5,085
- covered bonds	-	2,652	-	-	-	2,652
- securitisations	258	1,293	660	-	-	2,211
Private	1,203	2,535	2,344	118	2,048	8,248

	1,461	8,288	5,185	1,214	2,048	18,196

% of total	8%	46%	28%	7%	11%	100%

Half year ended 30 June 2010

Public
- MTNs	1,260	2,923	1,427	-	248	5,858
- covered bonds	-	1,030	-	-	-	1,030
Private	448	4,552	846	68	614	6,528

	1,708	8,505	2,273	68	862	13,416

% of total	13%	63%	17%	1%	6%	100%

Key points
•	Gross term issuances in Q2 2011 were £8.0 billion, including £2.2 billion of securitisations with original maturity of greater than 10 years.

•	The Group has continued to diversify its funding mix with 46% of issuance denominated in euros, 28% in US dollars and 26% in other currencies.

•	The Group had completed £18 billion of its £23 billion 2011 issuance target by 30 June 2011.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Liquidity portfolio
The table below shows the composition of the Group's liquidity portfolio.

	30 June 2011	31 March 2011	31 December 2010
Liquidity portfolio	£m	£m	£m

Cash and balances at central banks	59,010	58,936	53,661
Treasury bills	8,600	9,859	14,529
Central and local government bonds (1)
- AAA rated governments and US agencies (2)	47,999	40,199	41,435
- AA- to AA+ rated governments	1,399	1,408	3,744
- governments rated below AA	836	1,052	1,029
- local government	4,881	4,771	5,672
	55,115	47,430	51,880
Unencumbered collateral (3)
- AAA rated	18,335	21,328	17,836
- below AAA rated and other high quality assets	13,493	13,637	16,693
	31,828	34,965	34,529

Total liquidity portfolio	154,553	151,190	154,599

Notes:
(1)	Includes FSA eligible government bonds of £34.5 billion at 30 June 2011 (31 March 2011 - £30.1 billion; 31 December 2010 - £34.7 billion).
(2)	Includes AAA rated US government guaranteed and US government sponsored agencies.
(3)	Includes secured assets eligible for discounting at central banks, comprising loans and advances and debt securities.

Key points
•
The Group's liquidity portfolio was £154.6 billion, an increase of £3.4 billion from 31 March 2011 and flat compared with the position at 31 December 2010. The Group increased its liquidity balances during the quarter given unsettled market conditions.

•	The strategic target of £150 billion is unchanged.

•
The liquidity portfolio is actively managed and as such its composition varies over time. Actions in H1 2011 to alter the maturity and currency mix resulted in a higher portfolio of cash and central bank balances compared with 31 December 2010.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Net stable funding*
The table below shows the Group's net stable funding ratio (NSFR) estimated by applying the Basel III guidance issued in December 2010. This measure seeks to show the proportion of structural term assets which are funded by stable funding including customer deposits, long-term wholesale funding and equity. The Group's NSFR will continue to be refined over time in line with regulatory developments.
	30 June 2011		31 March 2011		31 December 2010
		ASF (1)		ASF (1)		ASF (1)	Weighting
	£bn	£bn	£bn	£bn	£bn	£bn	%

Equity	76	76	76	76	76	76	100
Wholesale funding > 1 year	138	138	138	138	154	154	100
Wholesale funding < 1 year	174	-	168	-	157	-	-
Derivatives	388	-	361	-	424	-	-
Repurchase agreements	124	-	130	-	115	-	-
Deposits
- Retail and SME - more stable	168	151	171	154	172	155	90
- Retail and SME - less stable	25	20	26	21	51	41	80
- Other	236	118	231	116	206	103	50
Other (2)	117	-	112	-	98	-	-

Total liabilities and equity	1,446	503	1,413	505	1,453	529

Cash	64	-	60	-	57	-	-
Inter bank lending	53	-	59	-	58	-	-
Debt securities > 1 year
- central and local governments AAA to AA-	87	4	83	4	89	4	5
- other eligible bonds	85	17	79	16	75	15	20
- other bonds	19	19	16	16	10	10	100
Debt securities < 1 year	53	-	53	-	43	-	-
Derivatives	395	-	361	-	427	-	-
Reverse repurchase agreements	98	-	106	-	95	-	-
Customer loans and advances > 1 year
- residential mortgages	145	94	143	93	145	94	65
- other	182	182	200	200	211	211	100
Customer loans and advances < 1 year
- retail loans	20	17	19	16	22	19	85
- other	143	72	132	66	125	63	50
Other (3)	102	102	102	102	96	96	100

Total assets	1,446	507	1,413	513	1,453	512

Undrawn commitments	250	13	255	13	267	13	5

Total assets and undrawn commitments	1,696	520	1,668	526	1,720	525

Net stable funding ratio		97%		96%		101%

Notes:
(1)	Available stable funding.
(2)	Deferred tax, insurance liabilities and other liabilities.
(3)	Prepayments, accrued income, deferred tax and other assets.

Key point*
•
The Group's net stable funding ratio declined in Q1 2010 due to the roll down of CGS MTNs into wholesale funding maturing in less than one year. The ratio stabilised in Q2 2011 and we anticipate that the ratio will continue to improve in H2 2011.

* not reviewed

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Loan deposit ratio and funding gap
The table below shows quarterly trends in the loan to deposit ratio and customer funding gap.

	Loan to deposit ratio (1)		Customer funding gap (1)
	Group	Core	Group
	%	%	£bn

30 June 2011	114	96	61
31 March 2011	115	96	66
31 December 2010	117	96	74
30 September 2010	126	101	107
30 June 2010	128	102	118
31 March 2010	131	102	131

Note:
(1)	Excludes repurchase agreements and bancassurance deposits at 31 March 2010, and loans are net of provisions.

Key points
•
The Group's loan to deposit ratio improved by 300 basis points to 114% in the six months to 30 June 2011, including a 100 basis points improvement in the second quarter of 2011. The customer funding gap narrowed by £13 billion in the six months to 30 June 2011, including a £5 billion reduction in Q2 2011, primarily due to a reduction in Non-Core customer loans.

•	The loan to deposit ratio for the Group's Core business has remained stable at 96% since December 2010.

Sensitivity of net interest income*
The Group seeks to mitigate the effect of prospective interest rate movements which could reduce future net interest income through its management of market risk in the Group's businesses, whilst balancing the cost of such hedging activities on the current net revenue stream. Hedging activities also consider the impact on market value sensitivity under stress.

The table below shows the sensitivity of net interest income over the next twelve months to an immediate up and down 100 basis points change to all interest rates. In addition the table includes the impact of a gradual 400 basis point steepening and a gradual 300 basis point flattening of the yield curve at tenors greater than a year.
30 June 2011 £m

+ 100bp shift in yield curves	319
- 100bp shift in yield curves	(141)
Bear steepener	417
Bull flattener	(309)

Key points*
•	The Group's interest rate exposure remains slightly asset sensitive driven in part by changes to underlying business assumptions as rates rise.
•
The reported sensitivity will vary over time due to a number of factors such as changing market conditions and strategic changes to the balance sheet mix and should not therefore be considered predictive of future performance.

* not reviewed

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Structural foreign currency exposures
The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.

The table below shows the Group's structural foreign currency exposures.

	Net assets of overseas operations	RFS MI	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures pre-economic hedges	Economic hedges (1)	Residual structural foreign currency exposures
	£m	£m	£m	£m	£m	£m	£m

30 June 2011
US dollar	17,082	2	17,080	(1,827)	15,253	(3,920)	11,333
Euro	9,313	50	9,263	(733)	8,530	(2,416)	6,114
Other non-sterling	5,603	262	5,341	(4,340)	1,001	-	1,001

	31,998	314	31,684	(6,900)	24,784	(6,336)	18,448

31 December 2010
US dollar	17,137	2	17,135	(1,820)	15,315	(4,058)	11,257
Euro	8,443	33	8,410	(578)	7,832	(2,305)	5,527
Other non-sterling	5,320	244	5,076	(4,135)	941	-	941

	30,900	279	30,621	(6,533)	24,088	(6,363)	17,725

Note:
(1)	The economic hedges represent US dollar and euro preference shares in issue that are treated as equity under IFRS, and do not qualify as hedges for accounting purposes.

Key point
•
Changes in foreign currency exchange rates will affect equity in proportion to the structural foreign currency exposure. A 5% strengthening in foreign currencies against sterling would result in a gain of £1,300 million (31 December 2010 - £1,200 million) recognised in equity, while a 5% weakening in foreign currencies would result in a loss of £1,200 million (31 December 2010 - £1,150 million) recognised in equity.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August, 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary